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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CTI Group (Holdings) Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
126431 10 5
(CUSIP Number)
Alan H. Lieblich, Esquire
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103
(215) 569-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	126431 10 5	Schedule 13D	Page	2	of	12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salah N. Osseiran

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Lebanon

	7	SOLE VOTING POWER

NUMBER OF		18,651,108 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,651,108 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,651,108 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 See Item 5 herein.

CUSIP No.	126431 10 5	Schedule 13D	Page	3	of	12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salah N. Osseiran Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Bahamas

	7	SOLE VOTING POWER

NUMBER OF		18,595,900 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,595,900 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,595,900 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 See Item 5 herein.

CUSIP No.	126431 10 5	Schedule 13D	Page	4	of	12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hawazen (BVI) Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 See Items 4 and 5 herein.

CUSIP No.	126431 10 5	Schedule 13D	Page	5	of	12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fairford Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		18,550,990 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,550,990 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,550,990 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 See Item 5 herein.

Item 1.	Security and Issuer.
     This statement relates to the Class A common stock (“Class A common stock”) of CTI Group (Holdings) Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 333 North Alabama Street, Suite 240, Indianapolis, IN 46204.
     This Amendment No. 2 to Schedule 13D is being filed to report certain material changes to the information provided in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2002. The Schedule 13D is amended and restated in its entirety below

Item 2.	Identity and Background.
     (a) This statement is being filed by Salah N. Osseiran, Salah N. Osseiran Trust, a revocable trust (the “Trust”), Hawazen (BVI) Corp. (“HBVI”), and Fairford Holdings Limited (“FHL”) (collectively, the “Reporting Parties”). The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any of the Reporting Parties is the beneficial owner of any equity securities covered by this statement or that this statement is required to be filed by such Reporting Parties.
          The Trust is the sole stockholder of HBVI and FHL. Gestrust SA is the sole trustee (the “Trustee”) of the Trust. Mr. Osseiran, as the grantor and sole beneficiary of the Trust, controls the Trustee. Philippe Marc Angst and Adriano Sinopoli are the directors of the Trustee.
          Mr. Osseiran is the managing director of HBVI. Adriano Sinopoli and Diana Brush are directors of HBVI. Mr. Osseiran and Bengt A. Dahl are directors of FHL (collectively, with Messrs. Angst and Sinopoli and Mrs. Brush, the “Officers and Directors”). Mr. Osseiran is President and Mr. Dahl is Chairman of FHL.
     (b) The business address for Mr. Osseiran is Bechara Al Khoury Tower, Bechara Al Khoury Boulevard, 10th Floor, Beirut, Lebanon. The business address of Mr. Dahl is c/o Fairford Holdings Scandinavia A.B., Box 40, 831 21 Ostersund, Sweden. The business address for Messrs. Angst and Sinopoli and Mrs. Brush and the address of the principal office of HBVI, the Trust and the Trustee is c/o Gestrust SA, 2 Rue Thalberg, Geneva, Switzerland. The address of the principal office of FHL is Ground Floor, Sir Walter Raleigh House, 48/50 Esplanade, St. Helier, Jersey, Channel Islands JE1 4HH.
     (c) Mr. Osseiran is President and Chief Executive Officer of Business Projects Company, a Lebanese company located in Beirut (“BPC”). BPC owns a bottled water company operating in Lebanon and interests in other business activities in Lebanon. BPC’s principal business address is Bechara Al Khoury Tower, Bechara Al Khoury Boulevard, 10th Floor, Beirut, Lebanon.
          Messrs. Angst and Sinopoli are the President and Secretary, respectively, of the Trustee, and Mrs. Brush is Senior Trust Manager of the Trustee, the principal business and address of which is disclosed under Item 2(b). Mr. Dahl is the Chairman of Fairford Holdings Scandinavia A.B., a private investment company that owns business interests in Sweden, the principal business address of which is disclosed under Item 2(b). HBVI and FHL are investment holding companies. The Trust is a trust company. The principal business of the Trustee is to provide trust services and corporate directorship.
     (d) During the last five years, none of the Reporting Parties and neither the Trustee, nor any of the Officers and Directors was convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
     (e) During the last five years, none of the Reporting Parties and neither the Trustee, nor any of the Officers and Directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Osseiran is a citizen of Lebanon. Mr. Angst and Mr. Sinopoli are citizens of Switzerland, and Mrs. Brush is a citizen of Great Britain. Mr. Dahl is a citizen of Sweden. HBVI and FHL are entities organized under the laws of the British Virgin Islands. HBVI and FHL are entities organized under the laws of the British Virgin Islands. The Trust is an entity organized under the laws of The Bahamas.

Item 3.	Source and Amount of Funds or Other Consideration.
     Mr. Osseiran, as the grantor and sole beneficiary of the Trust, and the Trust acquired certain shares of Class A common stock through HBVI and FHL pursuant to the Asset Purchase Agreement, effective December 31, 2003, by and between the Issuer and CDS Holdings, LLC (the “Asset Purchase Agreement”). Mr. Osseiran, as a director of the Issuer, was also granted options to purchase shares of Class A common stock. Mr. Dahl, as an advisor to the Issuer’s board of directors, was granted an option to purchase shares of Class A common stock.
     On February 16, 2007, the Issuer and, Fairford Holdings Scandinavia AB, a wholly-owned subsidiary of FHL (“Fairford Scandinavia”), entered into the Securities Purchase Agreement (the “Agreement”), dated February 16, 2007. Pursuant to the Agreement, on February 16, 2007, the Issuer issued to Fairford Scandinavia a Class A Common Stock Purchase Warrant (the “Warrant”) to purchase shares of Class A Common Stock (“Common Stock”) of the Issuer in consideration for securing the issuance of a $2.6 million letter of credit (the “Letter of Credit”) from SEB bank to National City Bank. Due to National City Bank’s receipt of the Letter of Credit, the Issuer was able to obtain an acquisition loan at a favorable cash-backed interest rate which enabled the Issuer to acquire Ryder Systems, Ltd. on December 22, 2006. Pursuant to the Warrant, Fairford Scandinavia is entitled to purchase 419,495 shares of Common Stock at the exercise price of $0.34 per share, subject to adjustments as described in the Warrant, at any time prior to the 10th anniversary of the date of issuance. On June 29, 2007, Fairford Scandinavia, acquired from Aktiva Invest Jamtland & Harjedalen AB, 355,099 shares of the Issuer’s Class A common stock for 2.806 SEK (Swedish Krona) or the equivalent of US$0.4096 per share, based on the exchange rate on June 29, 2007. Osseiran is President of Fairford Scandinavia. Salah N. Osseiran Trust, a revocable trust, of which Mr. Osseiran is the grantor and sole beneficiary, is the sole stockholder of Fairford. As of February 29, 2008, Fairford Scandinavia may be deemed to beneficially own 774,594 shares of Class A common stock.
     On September 4, 2002, Mr. Osseiran was granted an option to purchase 12,500 shares of Class A common stock. On each of November 5, 2003 and July 13, 2005, Mr. Osseiran was granted an option to purchase 6,250 shares of Class A common stock. On February 16, 2007, Mr. Osseiran was granted an option to purchase 100,000 shares of Class A common stock. The options granted on September 4, 2002, November 5, 2003, and July 13, 2005, become exercisable in four equal annual installments beginning on the first anniversary of their respective grant dates. The options granted on February 16, 2007 become exercisable in three equal annual installments beginning on the first anniversary of the grant date. As of February 29, 2007, in accordance with the foregoing vesting schedule, Mr. Osseiran may be deemed to beneficially own options to purchase 55,208 shares of Class A common stock. Stock options are granted by the Issuer in order provide incentives to attract, retain, motivate and reward highly competent persons.
     See the description of the foregoing transactions in Item 4 below.

Item 4.	Purpose of Transaction.
     Pursuant to the terms of the Asset Purchase Agreement, Mr. Osseiran, as the grantor and sole beneficiary of the Trust, and the Trust acquired: (i) effective December 31, 2003, 170,469 shares of Class A common stock, of which 151,969 shares of Class A common stock were issued to HBVI and 18,500 shares of Class A common stock were issued to FHL; and (ii) effective January 21, 2005, 954,549 shares of Class A common stock, of which 850,957 shares of Class A common stock were issued to HBVI and 103,592 shares of Class A common stock were issued to FHL. The Issuer issued the foregoing shares in compliance with certain of its post-closing obligations under the Asset Purchase Agreement, which was filed with the SEC as Exhibit 10.1 to Form 8-K dated December 31, 2003.
     On June 22, 2005, HBVI transferred all 14,207,292 shares of Class A common stock to FHL, as a capital contribution to FHL.
     Pursuant to the Issuer’s Certificate of Incorporation, as amended, effective March 31, 2006, shares of Class B common stock were converted into shares of Class A common stock. Accordingly, 2,371,244 shares of Class B common stock held by FHL were converted into 921,279 shares of Class A common stock.
     On September 4, 2002, Mr. Osseiran was granted an option to purchase 12,500 shares of Class A common stock. On each of November 5, 2003 and July 13, 2005, Mr. Osseiran was granted an option to purchase 6,250 shares of Class A common stock. On February 16, 2007, Mr. Osseiran was granted an option to purchase 100,000 shares of Class A common stock. The options granted on September 4, 2002, November 5, 2003, and July 13, 2005, become exercisable in four equal annual installments beginning on the first anniversary of their respective grant dates. The options granted on February 16, 2007 become exercisable in three equal annual installments beginning on the first anniversary of the grant date. As of February 29, 2008, in accordance with the foregoing vesting schedule, Mr. Osseiran may be deemed to beneficially own options to purchase 55,208 shares of Class A common stock.
     On November 5, 2003, Mr. Dahl was granted an option to purchase 75,000 shares of Class A common stock, which becomes exercisable in four equal annual installments beginning on the first anniversary of the grant date. On February 16, 2007, Mr. Dahl was granted an option to purchase 100,000 shares of Class A common stock, which becomes exercisable in three equal annual installments beginning on the first anniversary of the grant date. As of December 31,

2007, in accordance with the foregoing vesting schedule, Mr. Dahl may be deemed to beneficially own 108,333 shares of Class A common stock.
     On February 16, 2007, Fairford Scandinavia was granted warrants to purchase 419,495 shares of Class A common stock, which is exercisable on the grant date and expires on February 16, 2017. On June 29, 2007, Fairford Scandinavia, acquired from Aktiva Invest Jamtland & Harjedalen AB, 355,099 restricted shares of the Issuer’s Class A common stock for 2.806 SEK (Swedish Krona) or the equivalent of US$0.4096 per share, based on the exchange rate on June 29, 2007. Mr. Osseiran is director of Fairford and President of Fairford Scandinavia. Salah N. Osseiran Trust, a revocable trust, of which Mr. Osseiran is the grantor and sole beneficiary, is the sole stockholder of Fairford. As of February 29, 2008, Fairford Scandinavia may be deemed to beneficially own 774,594 shares of Class A common stock.
     Mr. Osseiran and Mr. Dahl, as directors of the Issuer, regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.
     Except as discussed above, none of the Reporting Parties and neither the Trustee, nor any of the Officers and Directors has any present plans or proposals which relate to or would result in any of the following:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.[2]
     (a) As of February 29, 2008, Mr. Osseiran may be deemed to be the beneficial owner of 18,651,108 shares of Class A common stock3, which represent 63.2% of the Issuer’s outstanding Class A common stock. As of December 31, 2007, the Trust may be deemed to be the beneficial owner of 18,595,900 shares of Class A common stock, which represent 63.1% of the Issuer’s outstanding Class A common stock.
          As of February 29, 2008, HBVI may be deemed to be the beneficial owner of 0 shares of Class A common stock, which represent 0% of the Issuer’s outstanding Class A common stock. As of December 31, 2007, FHL may be deemed to be the beneficial owner of 18,550,990 shares of Class A common stock, which represent 63.0% of the Issuer’s outstanding Class A common stock.
          As of February 29, 2008, Mr. Dahl may be deemed to be the beneficial owner of 108,333 shares of Class A common stock, which represent 0.4% of the Issuer’s outstanding Class A common stock.
     (b) Mr. Osseiran has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 18,651,108 shares of Class A common stock, including 17,776,306 shares held by FHL, 355,099 shares held by Fairford Scandinavia, 45,000 shares held by Salsel Corporation Limited (“Salsel”), warrants to purchase 419,495 shares of Class A common stock held by Fairford Scandinavia, and options to purchase 55,208 shares of Class A common stock held by Mr. Osseiran directly. Mr. Osseiran is a director of Salsel.
          The Trust has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 18,595,900 shares of Class A common stock, including 17,776,306 shares held by FHL, 355,099 shares held by Fairford Scandinavia, 45,000 shares held by Salsel, and warrants to purchase 419,495 shares of Class A common stock by Fairford Scandinavia. The Trust is the sole stockholder of Salsel.
          FHL has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 18,550,990 shares of Class A common stock, including 17,776,306 shares held by FHL, 355,099 shares held by Fairford Scandinavia and warrants to purchase 419,495 shares of Class A common stock by Fairford Scandinavia.
          Mr. Dahl has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect 108,333 shares of Class A common stock subject to options. Mr. Dahl is a director of FHL and the chairman of Fairford Scandinavia. However, Mr. Dahl does not have, or share, the voting or investment power over the shares of the Issuer’s Class A common stock owned by FHL or Fairford Scandinavia.
     (c) Except for the shares acquired in the transactions described in Items 3 and 4 above, none of the Reporting Parties and neither the Trustee nor any of the Officers and

[2]	As of December 31, 2007, 29,038,021 shares of the Issuer’s Class A common stock were outstanding. As of December 31, 2007, 29,178,271 shares of the Issuer’s Class A common stock were issued, which included 140,250 shares in Treasury.

Directors has effected any transaction in shares of Class A common stock during the 60 days preceding the date of this statement.
     (d) Not applicable
     (e) Effective June 22, 2005, HBVI ceased to be the beneficial owner of more than 5% of Class A common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as indicated elsewhere in this statement, none of the Reporting Parties and neither the Trustee nor any of the Officers and Directors is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits:
Exhibit 1   Joint Filing Agreement
Exhibit 2   Form of Incentive Stock Option Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan incorporated by reference to Exhibit 10.3 to the Current Report of Form 8-K filed with the Securities and Exchange Commission on February 3, 2006.
Exhibit 3   Form of Nonqualified Stock Option Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan incorporated by reference to Exhibit 10.4 to the Current Report of Form 8-K filed with the Securities and Exchange Commission on February 3, 2006.
Exhibit 4   Form of Stock Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan incorporated by reference to Exhibit 10.4 to the Current Report of Form 8-K filed with the Securities and Exchange Commission on February 3, 2006.

Signatures
     After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 29, 2008:	/s/ Salah N. Osseiran
Name: Salah N. Osseiran

SALAH N. OSSEIRAN TRUST

	By:	GESTRUST SA, AS TRUSTEE

Date: February 29, 2008:	By:
Name:
Title:

HAWAZEN (BVI) CORP.
Date: February 29, 2008:	By:	/s/ Salah N. Osseiran
		Name:	Salah N. Osseiran
		Title:	Managing Director

FAIRFORD HOLDINGS LIMITED
Date: February 29, 2008:	By:	/s/ Salah N. Osseiran
		Name:	Salah N. Osseiran
		Title:	Director

EXHIBIT 1
Joint Filing Agreement
     Amendment No. 2 to Schedule 13D (the “Statement”) is filed on behalf of each of the following reporting parties: Salah N. Osseiran, Salah N. Osseiran Trust, Hawazen (BVI) Corp., and Fairford Holdings Limited (individually, a “Reporting Party” and collectively, “Reporting Parties”). Each Reporting Party hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Party pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. Each Reporting Party represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Party understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Party contained in the Statement; each Reporting Party understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Parties making this filing unless such Reporting Party knows or has reason to believe that such information is inaccurate. The Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: February 29, 2008:	By:	/s/ Salah N. Osseiran
		Name:	Salah N. Osseiran

SALAH N. OSSEIRAN TRUST

	By:	GESTRUST SA, AS TRUSTEE

Date: February 29, 2008:	By:
Name:
Title:

HAWAZEN (BVI) CORP.
Date: February 29, 2008:	By:	/s/ Salah N. Osseiran
		Name:	Salah N. Osseiran
		Title:	Managing Director

FAIRFORD HOLDINGS LIMITED
Date: February 29, 2008:	By:	/s/ Salah N. Osseiran
		Name:	Salah N. Osseiran
		Title:	Director